UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive LLC

6671 S. Las Vegas Blvd.

Building D, Suite 210

Las Vegas, Nevada 89119

+1-702-761-6899

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of Shareholders

The 18th annual general meeting of shareholders (the “AGM”) of DoubleDown Interactive Co., Ltd. (the “Company”) was held on March 27, 2026, 11:00 a.m. (Korea Standard Time), or March 26, 2026, 10:00 p.m. (U.S. Eastern Time), in Seoul, Korea. At the AGM, shareholders of the Company approved and adopted all of the four proposals as originally proposed, and the voting results are as follows:

No.		For		Against		Abstain
	Proposal	Votes	%	Votes	%	Votes	%
1.	Approval of the 18th financial statements and consolidated financial statements for the fiscal year ended December 31, 2025	2,106,404	85.0%	37,592	1.5%	333,676	13.5%
2.	Election of Independent Directors
	(i) Election of Sung Uk Park as an Independent Director	1,964,294	79.3%	180,887	7.3%	332,491	13.4%
	(ii) Election of Il Jin Park as an Independent Director	1,964,291	79.3%	180,890	7.3%	332,491	13.4%
3.	Partial Amendment to the Articles of Incorporation	1,965,425	79.3%	180,239	7.3%	332,008	13.4%
4.	Approval of the remuneration limit for Independent Directors and Executive Officers	2,064,741	83.3%	80,927	3.3%	332,004	13.4%

Issuance of Press Release

On March 27, 2026, the Company issued a press release announcing the results of the AGM.

A copy of the press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation of DoubleDown Interactive Co., Ltd. [English Translation]

99.1	Press release of the Company, dated March 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: March 27, 2026	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer